SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated October 19, 2007

Commission File No. 0-28578

DASSAULT SYSTEMES S.A.

(Name of Registrant)

9, Quai Marcel Dassault, B.P. 310, 92156 Suresnes Cedex, France

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐        No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐        No ☒

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐        No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___________

ENCLOSURES:

Dassault Systèmes S.A. is furnishing under cover of Form 6-K a press release dated October 18, 2007, announcing the launch by Microsoft and Dassault Systèmes of Microsoft Virtual Earth- 3DVIA.

Microsoft and Dassault Systèmes Launch Microsoft Virtual Earth- 3DVIA

Consumers can shape and share ideas in 3-D in Virtual Earth

REDMOND, Wash., and PARIS - Oct. 18, 2007- Dassault Systèmes (DS), a world leader in 3D and Product Lifecycle Management (PLM) solutions, and Microsoft Corp. today launched Microsoft® Virtual Earth™-3DVIA (Technology Preview). This free online application, developed by Dassault Systèmes, allows consumers to imagine, create and share realistic 3-D models - such as buildings and structures - then share them through Microsoft Virtual Earth and online communities.

“Virtual Earth -3DVIA users will be able to build a world that mixes their future projects and ideas with real-life places, buildings and structures,” said Lynne Wilson, senior vice president and general manager, 3DVIA, Dassault Systèmes. “Through Microsoft’s online geographic location mapping technology and our 3-D modeling and realistic visualization know-how, we have created a new level of realism within Virtual Earth that provides an unrestricted freedom for creativity and innovation.”

Users can download Virtual Earth -3DVIA for free and immediately begin using the fun, easy-to-use and intuitive application. Virtual Earth -3DVIA allows anyone to do the following with their ideas:

•

Create. With just a few clicks, users can easily design a 3-D model of their house, favorite building or any structure, then select from different visualization options, textures and colors to give their 3-D models a realistic appearance.

•	Publish. Users can upload their 3-D models to Virtual Earth, specifying an address or neighborhood so they can experience the model within a real-life context.

•	Share. Users can add their 3-D model to collections and share it with friends and colleagues through Web communities.

“Our alliance with Dassault Systèmes, a company that has 26 years of technology experience in 3-D modeling, will help us bring a new level of realism to Virtual Earth,” said Stephen Lawler, general manager of Virtual Earth at Microsoft. “Microsoft is committed to delivering the highest-quality product for our Virtual Earth customers, and this enhancement is another step toward fulfilling that commitment.”

Virtual Earth -3DVIA is being released as a technology preview to allow community feedback priori to the next release of the product. More information al Earth -3DVIA is available online at: http://maps.live.com/Help/en-us/VE3DVIADownload.htm .

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About Virtual Earth

The Virtual Earth platform is Microsoft’s next-generation integrated set of powerful online mapping and search services that offer a variety of capabilities, including unique bird’s- eye view, three-dimensional imagery, and aerial and satellite imagery. The Virtual Earth platform also powers a variety of consumer, enterprise and government applications that enable people to discover and explore a specific location. Virtual Earth powers Live Search Maps, Microsoft’s online local search and mapping Web site. More information about the Virtual Earth platform is available at http://www.microsoft.com/virtualearth/default.mspx.

About 3DVIA:

3DVIA is Dassault Systèmes’ brand for online 3D lifelike experiences. It establishes 3D as a universal media for consumer and professional communities, and allows anyone to imagine, play, and experience products and services used in our daily lives. Once perfected in the virtual world, these can be delivered in the physical world. The Virtools product line is part of 3DVIA. For more information about 3DVIA, go to: www.3dvia.com.

About Dassault Systèmes:

As a world leader in 3D and Product Lifecycle Management (PLM) solutions, Dassault Systèmes brings value to more than 100,000 customers in 80 countries. A pioneer in the 3D software market since 1981, Dassault Systèmes develops and markets PLM application software and services that support industrial processes and provide a 3D vision of the entire lifecycle of products from conception to maintenance. The Dassault Systèmes portfolio consists of CATIA for designing the virtual product - SolidWorks for 3D mechanical design - DELMIA for virtual production - SIMULIA for virtual testing - ENOVIA for global collaborative lifecycle management, and 3DVIA for online 3D lifelike experiences. Dassault Systèmes is listed on the Nasdaq (DASTY) and Euronext Paris (#13065, DSY.PA) stock exchanges. For more information, visit http://www.3ds.com

CATIA, DELMIA, ENOVIA, SIMULIA, SolidWorks and 3D VIA are registered trademarks of Dassault Systèmes or its subsidiaries in the US and/or other countries.

About Microsoft

Founded in 1975, Microsoft (Nasdaq “MSFT”) is the worldwide leader in software, services and solutions that help people and businesses realize their full potential.

The names of actual companies and products mentioned herein may be the trademarks of their respective owners.

For more information, press only:

In the United States:

Rapid Response Team, Waggener Edstrom Worldwide for Microsoft, +1 (503) 443-7070, rrt@waggeneredstrom.com

David Laubner, 3DVIA, +1 (978) 319-7458 , dlaubner@solidworks.com

Derek Lane, Dassault Systèmes Americas, +1 (818) 673-2243, derek.lane@3ds.com

Mikiko Igarashi, Dassault Systèmes Asia Pacific, +81-3-5442-4138, mikiko.igarashi@3ds.com

In Europe, Middle East and Africa:

Arnaud Malherbe, Dassault Systèmes EMEA, +33 (0)1 55 49 87 73, arnaud.malherbe@3ds.com

Note to editors: If you are interested in viewing additional information on Microsoft, please visit the Microsoft Web page at http://www.microsoft.com/presspass on Microsoft’s corporate information pages. Web links, telephone numbers and titles were correct at time of publication, but may since have changed. For additional assistance, journalists and analysts may contact Microsoft’s Rapid Response Team or other appropriate contacts listed at http://www.microsoft.com/presspass/contactpr.mspx.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DASSAULT SYSTEMES S.A.

Date: October 19, 2007	By:	/s/ Thibault de Tersant
	Name:	Thibault de Tersant
	Title:	Senior EVP and Chief Financial Officer